Mara Ransom

Office Chief

Office of Trade & Services

Division of Corporation Finance

Securities and Exchange Commission Washington, DC 20549

December 11, 2019

Re:	Jet Token Inc.

Offering Statement on Form 1-A

Filed October 29, 2019

File No. 024-11103

Dear Ms. Ransom:

We acknowledge receipt of comments in your letter of November 27, 2019 regarding the Offering Statement of Jet Token Inc. (the “Company”), which we have set out below, together with our responses. Capitalized terms used and not defined in this response letter have the respective meanings assigned to them in the Offering Circular that is a part of the above-referenced Offering Statement.

Form 1-A filed October 29, 2019

Offering Statement Cover Page, page 1

1.	We note your disclosure of the terms for the automatic conversion of your Non-Voting Common Stock into voting Common Stock. Please revise to clearly state that investors in your offering will have no voting rights except, if true, those required by Delaware law. Revise your disclosure on page 34 to acknowledge the instances in which Delaware law allows non-voting shareholders to vote. Also revise your risk factors to disclose that there is no assurance that any of the events necessary to trigger mandatory conversion of the non-voting common stock into voting stock will occur and investors in this offering should be prepared to hold non-voting stock indefinitely.

The Company has added disclosure as requested by the Staff. Please see the Cover Page, “Risk Factors” and “Description of Capital Stock.”

Implications of Being an Emerging Growth Company, page 3

2.	We note your disclosure about qualifying as an emerging growth company and that this status will be significant if and when you become subject to the ongoing reporting requirements of the Exchange Act of 1934. Please revise your disclosures to clarify that you will have no ongoing reporting requirements under the Exchange Act of 1934 following this offering because you are not currently registering your securities under the Exchange Act and revise to explain the ongoing reporting obligations you will have if this offering is qualified under Regulation A.

The Company has added disclosure as requested by the Staff. Please see “Implications of Being an Emerging Growth Company.”

Summary

Our Company, page 5

3.	We note your disclosure that you launched your iOS App JetToken in September 2019. Please revise your disclosure to clarify the following:

•	explain the difference between your references to your iOS App and the "booking platform" and the current development status and proposed future development status of each, including the "payment processing capability" you expect "by year end" and the ability to book charters through you;

The Company has added disclosure as requested by the Staff. Please see “Summary—Our Company” and “The Company’s Business.”

•	explain the status of your negotiations with Honda Aircraft Company and Gama Aviation and when you expect to be able finalize terms and procure the necessary aircraft, the latter of which seems to be tied to the success of this offering;

The Company has added disclosure as requested by the Staff. Please see “Summary—Our Company” and “The Company’s Business.”

•	explain when you expect to be able to create and sell your Jet Tokens for travel and, considering the aforementioned steps that need still to be taken, tell us what consideration you gave to whether your disclosure around your intent to issue such Token is premature.

The Company has added disclosure as requested by the Staff to explain the current status of its development of Jet Tokens and that the Company will not be able to issue and sell Jet Tokens without no action relief. Please see “Summary—Our Company” and “The Company’s Business.”

In regard to the consideration that the Company gave to its disclosure around the Company’s intent to issue Jet Tokens and whether such disclosure is premature, the Company respectfully submits the following information for your consideration:

The Company would create and sell Jet Tokens only upon receipt of a no action letter. In terms of technical lead time, the Company has already done a proof of concept token, solely for development and testing purposes, and recoded it on the public Ethereum blockchain at https://etherscan.io/token/0x84f147cb25e1234c074567f0c17af45f5539601d.

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The underlying rules and related restrictions on Jet Token transfer are expected to be implemented through a so called “white-list” of Jet Token wallets (collectively, “Wallets”) on a private blockchain network (the “Network”). Because the Company has not yet started development of the Network, it has not yet added the white-list feature to the ongoing iOS App JetToken (the “App”) and Platform (defined below) development. However, based on the Company’s current progress, it does not expect the technical lead time to exceed more than six (6) months for implementation of the Network (including white-list) and integration with the App and Platform, respectively.

The Company understands that this timing of the implementation of the rules governing Jet Token transfer may change depending on future discussions with the Commission regarding no action relief and any changes that the Company makes as a result of those discussions.

The Company has engaged Linklaters LLP, with a team led by Joshua Ashley Klayman, Senior Counsel, U.S. Head of FinTech and Head of Blockchain and Digital Assets, to shortly commence work on assisting the Company to potentially obtain a no action letter.  Of course, no assurance can be given that a no action letter will be granted by the Commission. Given the progress the Company has made thus far on the technical development, the Company does not believe that its disclosure around its intent to issue Jet Tokens is premature. However, for avoidance of doubt, the Company removed reference to its intention to seek a no action letter relief, as requested by the Staff, and instead disclosed that failure to obtain such relief constitutes a risk for investors. The Company understands and appreciates that the issues surrounding digital assets are complex and evolving and is committed to engaging in collaborative discussions with the Commission and, specifically, the Strategic Hub for Innovation and Financial Technology (“FinHub”).

The Company also respectfully notes that it is currently operating as a charter broker for private jet travel and has made significant progress in furtherance of its strategic goals, independent of the development and use of Jet Tokens. The use of proceeds of the offering is a key factor in its ability to develop its business further through the lease of HondaJets and its ability to sell flight time on these aircraft, rather than operating solely as a charter broker.

4.	We note your disclosure that when creating and selling your Jet Tokens you will comply with the guidance as set forth in TurnKey Jet, Inc. No Action Letter dated April 3, 2019. Please revise your disclosure to remove your intent to rely upon no-action relief issued to a third party, as we believe such reliance would be inappropriate, as discussed in more detail in comment 5 below. Also, revise to remove references to your intent to pursue further guidance from the Strategic Hub for Innovation and Financial Technology (“FinHub”) in advance of the sale or distribution of any tokens, as this reference suggests involvement by FinHub that has not occurred.

The Company has removed both statements in response to the Staff’s comment and has amended its disclosure in “Summary—Our Business,” “The Company’s Business” and “Risk Factors” as noted in the responses to Comments 3 and 5.

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5.	Please supplementally provide us with a detailed analysis addressing the differences between your proposed digital asset and the digital asset that was the subject of the TurnKey Jet, Inc. No Action Letter. In this regard, we note several differences between your disclosure and the facts in the letter, such as your intent to offer Tokens in exchange for a fractional interest in a plane and that you may accept digital currencies as consideration for the Tokens. Explain why the differences should not cause your proposed token to be considered a security. Revise your disclosure to acknowledge that the digital asset you propose to offer could be considered a security, and provide appropriate risk factor disclosure acknowledging as much. See generally “Framework for ‘Investment Contract’ Analysis of Digital Assets” available at https://www.sec.gov/corpfin/framework-investment-contract-analysis-digital-assets.

The Company has added disclosure as requested by the Staff. Please see “Summary—Our Company,” “The Company’s Business” and “Risk Factors—Risks Related to our Business—Failure to create and sell our Jet Token, may have a material impact on our revenues or the value of the shares of Non-Voting Common Stock.”

The Company respectfully provides the following supplemental information in response to the Staff’s request and notes that the following discussion represents the company’s current status and thinking regarding the creation, sale and operation of Jet Tokens, with the understanding that specific elements may be subject to revision or removal, or additional elements added, pending discussions in the context of its request for no action relief. As noted in response to Comment 3 above, the Company is committed to engaging in collaborative discussions with the Commission and, specifically, FinHub, regarding its proposed creation, sale and operation of Jet Tokens.

Supplemental Information

Prior to delving into a more detailed analysis of the differences between the Company’s presently contemplated digital asset (i.e., the Jet Token) and the digital asset that was the subject of the TurnKey Jet, Inc. No Action Letter, the Company believes that an overview of how the Company currently conceives fractional interests to be acquired under its Program and how aircraft owners and non-aircraft owners acquire and use Jet Tokens will be helpful.

•	We distinguish between customers who purchase a relatively small block of time and pay up front (collectively, “Non-Owner Members”) versus those who require significantly greater amounts of time and pay both up front and ongoing charges through a fractional ownership in an aircraft (collectively, “Owner Members”). In addition, the Company will sell flight time to Non-Members (e.g., on an ad hoc basis). Owner Members, Non-Owner Members and Non-Members are, collectively, “App Users.” Owner Members and Non-Owner Members are, collectively, “Members.”

•	Owner Members would buy fractional interests in an aircraft and such fractional interests are not directly related to the sale or holding of a Jet Token.

•	Owner Members would customarily pay a monthly fee related to the maintenance and staffing of their proportional share of an aircraft.

•	Each Owner Member commits to a certain minimum annual number of flight hours that such Owner Member will (a) purchase and (b) consume, in each case, during each year that such Owner Member holds a fractional interest.

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•	Each Owner Member’s committed minimum annual hours are prepaid, on a quarterly basis, and, in return for such payment, such Owner Member receives that number of Jet Tokens that is equivalent to either the dollar or flight hour value of the flight hours purchased by such Owner Member.

•	In addition to Owner Members, there will also be Non-Owner Members, who, like Owner Members, commit to purchase and consume a certain number of flight hours over a certain time frame (typically one (1) year). Each Non-Owner Member will also be provided with that number of Jet Tokens that is equivalent to either the dollar or flight hour value of the flight hours purchased by such Non-Owner Member.

•	It is envisioned that Non-Owner Members will pay a different, higher, price per hour for flight hours than Owner Members, given that they have made a somewhat smaller financial commitment than Owner Members.

•	In addition, the Company will sell flight time to App Users (e.g., on an ad hoc basis) at prevailing market rates, which could also be represented initially by Jet Tokens or sold in exchange for blockchain or fiat currency.

•	There are two (2) ways in which Jet Tokens would be created: (1) based upon the aggregate number of aircraft in the Company’s fleet, the price per flight hour contracted to Members, with Owner Members paying a lower price per hour, and the maximum number of flight hours each aircraft is deemed available for charter in any particular year and (2) direct issuance upon payment at a pre-determined price, primarily for ad hoc bookings. Although the Company would expect to accept certain types of digital currencies as consideration for Jet Tokens purchased by either Members or non-Members, such payment would be immediately converted in advance to fiat currency by a third-party payment processor and the Company would then sell Jet Tokens to the App User in exchange for fiat currency.

•	Aircraft availability will be guaranteed for all Members at such Members’ respective hourly rates. To the extent the Company has an insufficient number of aircraft to meet Members’ demands (i.e., during peak travel times), the Company may find it necessary to go into the open market and sub-charter aircraft to fulfill its Members’ demands.

•	A typical transaction will involve an App User redeeming Jet Tokens for air charter services. It is presently contemplated that Jet Tokens will be exchangeable for charter flights either on a dollar or flight hour basis and when an App User wants to fly, payment for that App User’s flight is made through the redemption of that number of Jet Tokens that is equivalent to the dollar cost and/or the number of hours flown in a specific flight.

•	Unlike other business jet membership programs, Jet Token holders will be permitted to transfer their Jet Tokens to other App Users, should such holders find that they have either (a) over-committed with respect to the number of flight hours to be flown by such holder during such year or (b) need or want the flexibility that Jet Token permits. This ability to transfer Jet Tokens in exchange for payment will be accomplished through an App User’s sales on the Company’s Platform of some portion of their respective Jet Token holdings. As the Company can always sell additional Jet Tokens at the set dollar or per flight hour price, it is assumed that any Jet Token sales by Jet Token holders would be at a discount, hence limiting the potential for profit by a Jet Token holder as a result of the sale by such holder.

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As discussed above, and as currently conceived, Jet Tokens are intended only as consumable obligations to supply App Users with air charter services. All tax and ownership records relating to fractional ownership in the Company’s aircraft would be separately maintained by the Company. The Company plans to accept both fiat and blockchain currencies for payment of both fractional interests in its aircraft as well as the purchase of Jet Tokens towards charter flights and, as discussed above, blockchain currencies would be converted by a third party payment processor in advance of the Company’s confirmation of payment.

The following analysis sets out the key similarities and differences between the Company’s proposed Jet Token (as described above) and the digital asset that was the subject of the TurnKey Jet Inc. (“TKJ”) No Action Letter:

Similar to TKJ, the Company presently contemplates launching a Jet Token membership program (the “Program”) and further developing the Company’s platform (the “Platform”) to facilitate Jet Token sales for air charter services via a private blockchain network (the “Network”). The Company would manage the Program as program manager (in such capacity, “Program Manager”), and each App User would access and use the Platform via an application (“App”) that includes a wallet (“Wallet”).

Depending on their ownership and/or membership status, there potentially would be three (3) types of App Users of the Company’s contemplated Platform, as discussed above. Each type of Member (i.e., Owner Members and Non-Owner Members) will have a distinct membership agreement with distinct committed pricing for flight charters. Non-Members will be subject to a User Agreement and market pricing set by the Company and available on the Platform.

In contrast, in the TKJ model users are divided into three (3) categories: Consumers, Brokers and Carriers. Under the TKJ model, Consumers may be natural persons or business entities; provided that Consumers cannot be Brokers or Carriers).

This distinction is important: Under the TKJ model, only Consumers may buy the subject tokens, whereas, under the Company’s currently contemplated model, all three (3) categories of App User may acquire and hold Jet Tokens.

As currently contemplated, the Company’s proposed Jet Token Program is otherwise generally quite similar to the TKJ program that was the subject of the Commission’s TKJ No Action Letter. That being said, as currently contemplated by the Company, there are several key differences between the Company’s proposed Jet Token Program and TKJ’s proposed program. Those key differences, in addition to those previously discussed, are as follows :

•	The Company currently does not expect to charge membership subscription fees for either Owner Members or Non-Owner Members;

•	It is presently contemplated that App Users will acquire Jet Tokens either on a dollar or per flight hour basis, and, when a App User wants to fly, payment for such App User’s flight will be made in advance by delivery to the Company by such App User of that number of Jet Tokens equivalent to the dollar cost and/or the number of projected flight hours to be flown on such flight;

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•	Discounted Jet Token sales may be possible, as Jet Token holders will be permitted to monetize their Jet Token holdings as discussed above and, as the Company can always sell additional Jet Tokens at the set dollar or per flight hour price, the Company presently assumes that any Jet Token sales by Jet Token holders would be made at a discount to the otherwise applicable purchase price for Jet Tokens; and

•	Although Jet Tokens will be transferable only to App Users who (i) successfully complete customary AML/KYC screening and become Jet Token holders on the Platform and (ii) submit to the Transportation Security Administration (“TSA”) screening and inspection requirements, the Company expects that if its Jet Tokens were permitted to interoperate with the TKJ network, or other bona fide utility token platform, to redeem Jet Tokens and fly with the Company, a transferee would still need to become an App User and use the Company’s Wallet (i.e., the App).

Briefly, the following is a list of the Company’s currently contemplated Program features that the Company expects will be the same as, or materially similar to, TKJ’s program features:

•	The proposed Jet Tokens will operate and be deployed on the Platform and the Network, consisting of a private, permissioned, centralized blockchain network and smart contract infrastructure operated by the Company;

•	The Company will account for each App User via the Wallet that each App User uses to hold such App User’s Jet Tokens;

•	The proposed Jet Tokens will include smart contract functionality, and the Company will create and deploy such Jet Tokens on the Platform and the Network;

•	At all times, funds used to purchase Jet Tokens will be held in fiat currency in escrow, either by the Company or a third-party escrow agent, until redemption by an App User;

•	Jet Token issuances will occur only after execution of a Program Membership Agreement and/or Jet Token User Agreement, in each case, together with a smart contract issued on the Network that contains legally binding terms and conditions between the applicable Jet Token holder and the Company, in each case, to provide air charter services equal in value to the number of the Jet Tokens to be so redeemed;

•	When a Jet Token enters circulation, each Jet Token holder may freely trade or exchange, with any other Jet Token holder in the Network, any or all Jet Tokens that such Jet Token holder then holds;

•	Only the Company will have the authority and capability to issue into circulation any Jet Tokens, or, upon redemption to the Company, to remove from circulation any Jet Tokens;

•	In addition to the terms of the smart contracts restricting transfer of the Jet Tokens, the Company will implement, via the Platform and the Network, technical restrictions that permit Jet Tokens to be transferred only to Wallets maintained on the Company’s Network;

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•	The Jet Tokens will be transferable only to App Users who have submitted to (i) TSA’s screening and inspection requirements, (ii) stringent KYC/AML background checks and (iii) TSA anti-terrorism watch list checks;

•	Construction of the Platform, the Network, the App and the Jet Tokens will be funded by the Company through its own capital resources, including a portion of the proceeds from the offering that is the subject of this response letter. At no time will the Company utilize any funds received from any natural person or entity for the purchase of Jet Tokens, to develop the Platform, the Network, the App or Jet Tokens, all of which will be fully developed and operational at the time of sale of any Jet Token;

•	The Company plans to hold continuous, open-ended Jet Token sales to meet demand, and at no time will the Company offer any rebate program, rewards program, or similar economic benefit or bonus for buying Jet Tokens, other than, as discussed above, the price differential based on the scale of financial commitment of the relevant App User;

•	The Jet Tokens will be nonrefundable, and Jet Token holders will only be able to redeem their Jet Tokens for air charter services; and

•	Jet Token holders will have to make representations regarding the Program and Jet Token purchases and sales, in each case, substantially similar to those to be made by TKJ program members.

In terms of the TKJ No Action letter and the specific points noted by the Commission, the following is a discussion of those points and how the proposed Jet Tokens may differ (comments in bold):

•	TKJ will not use any funds from TKJ token sales to develop the TKJ platform, network, or app, and each of these will be fully developed and operational at the time any TKJ tokens are sold;
o	** The Company intends to implement the same.

•	The TKJ tokens will be immediately usable for their intended functionality (purchasing air charter services) at the time they are sold;
o	** The Company intends to implement the same.

•	TKJ will implement technological and contractual provisions governing the transfers of TKJ tokens to TKJ wallets only, and not to wallets external to the TKJ platform;
o	**The Company intends to implement the same.

•	TKJ will sell TKJ tokens at a price of one (1) USD per TKJ token throughout the life of the program, and each TKJ token will represent a TKJ obligation to supply air charter services at a value of one (1) USD per TKJ token;
o	** It is presently contemplated that each Jet Token will represent a Company obligation to supply air charter services through the redemption of that number of Jet Tokens equivalent to the dollar cost and/or the number of hours flown in a specific flight.

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•	If TKJ offers to repurchase any TKJ tokens, it will only do so at a discount to the face value of such tokens (i.e, one (1) USD per token) that the holder thereof seeks to resell to TKJ, except in the event that a court within the United States orders TKJ to liquidate all or any portion of the TKJ tokens; and
o	**The Company does not intend to repurchase Jet Tokens at any price; rather, the Company will permit App Users to sell their Jet Tokens to other App Users on the Platform.

•	The TKJ token is marketed in a manner that emphasizes the functionality of the TKJ token, and not the potential for the increase in the market value of the TKJ token.

o	** The Company intends to implement the same.

Risk Factors, page 8

6.	We note your intent to accept digital currencies in exchange for your services. Please revise your disclosure to explain whether you intend to hold digital currency for investment or convert it into fiat currency after receipt. If you intend to hold the digital currency for investment, describe your storage and custodial practices and the related risks thereto.

The Company has revised its disclosure as requested by the Staff. Please see “Risk Factors.”

The Blockchain Technology, page 20

7.	Please revise your disclosure to clearly state how you intend to use blockchain technology in your business and why the use of it in your business will include a "significant reduction in financial transaction costs that financial institutions charge in payment settlement for air charter services" and "significantly increase efficiencies in the delivery of air charter services." In doing so, explain to what extent achieving these goals is dependent upon the cooperation and collaboration of third party air charter service providers and how you expect to engage and involve them.

The Company has revised its disclosure as requested by the Staff. Please see “The Company’s Business—The Blockchain Technology.”

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 25

8.	Please tell us where the costs of development of your App are reflected in your disclosure.

The Company has revised its disclosure in response to the Staff’s comment. Please see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Plan of Operation.”

Plan of Operation, page 26

9.	We note that you describe several milestones for your business plan. For each milestone discuss how you will perform or achieve each milestone, quantify the estimated cost(s) to achieve each milestone and delineate the timeframe for achieving each milestone. Further, please discuss whether you will have to raise additional funds in order to achieve your milestones. Finally, please also include in your discussion a short description of your software development team in Israel and their role in developing your technologies.

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The Company has revised its disclosure as requested by the Staff. Please see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Plan of Operation.”

Plan of Distribution and Selling Securityholders, page 40

10.	We note your disclosure that you have engaged StartEngine Primary, LLC to act as your placement agent. Please augment your disclosure to provide a more detailed description of the services StartEngine will be providing and specifically disclose whether StartEngine will find or solicit investors in this offering.

The Company has revised its disclosure as requested by the Staff. Please see “Plan of Distribution and Selling Securityholders.”

Forum Selection Provision, page 42

11.	Your disclosure expresses your belief that the exclusive forum provision contained in your Subscription Agreement applies to claims arising under the Securities Act but not the Exchange Act. However, Section 6 of your Subscription Agreement seems to exclude all claims "not arising under federal securities laws." Please revise or advise to address these inconsistencies.

The Company has revised Section 6 of the form of Subscription Agreement to remove the phrase "not arising under federal securities laws."

If you have additional comments or questions, please feel free to contact me at heidi@crowdchecklaw.com.

Sincerely,

/s/ Heidi Mortensen

Heidi Mortensen

Counsel

CrowdCheck Law LLP

cc:	Scott Anderegg, Securities and Exchange Commission

George Murnane, Jet Token Inc.

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